argenx Reports Half Year 2026 Financial Results and Provides Second Quarter Business Update
Strong second quarter performance with $1.5 billion in global product net sales, representing 60% year-over-year growth and 17% quarter-over-quarter growth

Successfully launched VYVGART and VYVGART Hytrulo in anti-AChR antibody negative (“seronegative”) gMG, expanding patient reach to all gMG serotypes

Registrational autoimmune myositis study readout on track for 3Q26, marking a key milestone for VYVGART expansion into rheumatology

Registrational MMN study readout for empasiprubart on track for 4Q26, supporting a second pipeline-in-a-product opportunity

Management to host conference call today at 2:30 PM CET (8:30 AM ET)

July 23, 2026 7:00 AM CET

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology innovation company, today announced its half year 2026 results and provided a second quarter business update.

“Our strong second quarter performance reflects continued execution of our Vision 2030 strategy and our commitment to accelerate immunology innovation,” said Karen Massey, Chief Executive Officer. “During the quarter, we further strengthened our leadership in FcRn with the launch of the expanded label for VYVGART and VYVGART Hytrulo to now include all gMG serotypes, providing physicians with a single treatment option for the broadest adult gMG patient population. With important registrational study readouts in the second half, as well as continued progress with our early-stage pipeline, we are advancing the next wave of innovation, reinforcing our ambition to build a leading multi-asset immunology company.”
Vision 2030
argenx continues to advance its ‘Vision 2030’ anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications, and progress five pipeline candidates into registrational development by 2030.

Expanding global VYVGART opportunity and shaping the long-term future of FcRn

VYVGART® (IV: efgartigimod alfa-fcab; SC: efgartigimod alfa and hyaluronidase-qvfc) is the first-and-only approved treatment for all serotypes of adult patients living with generalized myasthenia gravis (gMG). It is also approved for chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and primary immune thrombocytopenia (ITP) in Japan. As the leading targeted biologic in MG and CIDP, argenx is progressing multiple label expansions while building the future of FcRn by advancing novel FcRn pipeline candidates and new delivery modalities.

•Generated $1.5 billion in global product net sales in the second quarter of 2026, representing 17% quarter-over-quarter growth, and a year-over-year increase of 60% or $0.6 billion
•Launched expanded label for VYVGART and VYVGART Hytrulo® in the U.S., which now includes all gMG serotypes (anti-AChR-Ab positive, anti-MuSK-Ab positive, anti-LRP4-Ab positive, and triple seronegative)
•On track with plans to expand VYVGART into ocular myasthenia gravis (oMG) following positive ADAPT OCULUS results
•Topline results from registrational ALKIVIA study (myositis) expected in third quarter of 2026
•Topline results from registrational ADVANCE-NEXT study (primary ITP) expected in first half of 2027
•Topline results from registrational UNITY study (Sjogren’s disease) expected in second half of 2027

•Registrational study in Graves’ disease (GD) ongoing, expanding development into thyroid-driven autoimmunity
•VYVGART SC autoinjector positioned to launch in 2027 for all approved indications
•Progressing two future FcRn molecules: ARGX-213, designed for monthly dosing, is Phase 3 ready, and ARGX-124 is expected to complete Phase 1 evaluation by end of 2026
Advancing empasiprubart, argenx’s second pipeline-in-a-product opportunity

Empasiprubart (anti-C2) is argenx’s second pipeline-in-a-product opportunity and is being evaluated in registrational studies in multifocal motor neuropathy (MMN) and CIDP, and in a combination study with VYVGART in gMG.

•Topline results from registrational EMPASSION study (MMN) expected in fourth quarter of 2026
•Topline results from registrational EMVIGORATE and EMNERGIZE studies (CIDP) expected in second half of 2027
•Data from Phase 2 VARVARA study (delayed graft function, DGF) support further evaluation of empasiprubart in transplant setting based on signal at 52 weeks
•Advancing ADAPT-Forward combination study, evaluating empasiprubart as a potential add-on therapy to efgartigimod in gMG

Delivering next wave of immunology innovation

By the end of 2026, argenx expects to have ten molecules in clinical development across its immunology pipeline, including adimanebart (MuSK agonist), ARGX-121 (anti-IgA), ARGX-109 (anti-IL-6) and additional candidates emerging from the Immunology Innovation Program. Together, these programs support argenx's goal of building a durable pipeline of differentiated medicines.

•Phase 2 study of adimanebart in spinal muscular atrophy (SMA) ongoing; registrational study in congenital myasthenic syndromes (CMS) expected to begin in 2026
•Phase 2 study of ARGX-121 in IgA nephropathy (IgAN) expected to start in 2026
•First-in-human Phase 1 study of TSP-101 (Fn14 inhibitor) is ongoing
•ARGX-118 (Galectin-10 inhibitor) and ARGX-125 (first-in-class bispecific antibody against an undisclosed target) are on track to enter Phase 1 studies in 2026

SECOND QUARTER 2026 FINANCIAL RESULTS
argenx SE
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

	Three Months Ended		Six Months Ended
	30 June,		30 June,
(in millions of $ except per share data)	2026	2025	2026	2025
Product net sales	$1,516	$949	$2,813	$1,739
Other operating income	26	19	41	36
Total operating income	$1,542	$967	$2,854	$1,775

Cost of sales	$(145)	$(111)	$(266)	$(192)
Research and development expenses*	(486)	(330)	(929)	(642)
Selling, general and administrative expenses	(417)	(325)	(772)	(601)
Total operating expenses	$(1,048)	$(766)	$(1,967)	$(1,435)

Operating profit	$494	$201	$887	$340

Financial income	$48	$38	$92	$76
Financial expense	(1)	(1)	(2)	(2)
Exchange (losses)/gains	(8)	49	(19)	76

Profit for the period before taxes	$532	$287	$958	$489
Income tax expense	$(59)	$(42)	$(119)	$(74)
Profit for the period	$472	$245	$838	$415
Profit for the period attributable to:
Owners of the parent	$472	$245	$838	$415
Weighted average number of shares used for basic profit per share	62,312,606	61,084,250	62,185,445	61,034,202
Basic profit per share (in $)	7.58	4.02	13.47	6.80
Weighted average number of shares used for diluted profit per share	64,524,979	65,639,446	64,409,488	65,653,007
Diluted profit per share (in $)	7.32	3.74	13.00	6.32
*Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of research and development expenses and loss from investment in a joint venture.

DETAILS OF THE FINANCIAL RESULTS
Total operating income for the three and six months ended June 30, 2026, was $1.5 billion and $2.9 billion, respectively, compared to $1.0 billion and $1.8 billion, respectively, for the same periods in 2025, and mainly consists of:
•Product net sales of VYVGART for the three and six months ended June 30, 2026, were $1.5 billion and $2.8 billion, respectively, compared to $0.9 billion and $1.7 billion, respectively, for the same periods in 2025.

•Other operating income for the three and six months ended June 30, 2026, was $26 million and $41 million, respectively, compared to $19 million and $36 million, respectively, for the same periods in 2025. The other operating income for the three and six months ended June 30, 2026 and 2025, primarily relates to research and development tax incentives and payroll tax rebates.

Total operating expenses for the three and six months ended June 30, 2026 were $1.0 billion and $2.0 billion, respectively, compared to $0.8 billion and $1.4 billion, respectively, for the same periods in 2025, and mainly consist of:
•Cost of sales for the three and six months ended June 30, 2026, was $145 million and $266 million, respectively, compared to $111 million and $192 million for the same periods in 2025, respectively. The cost of sales was related to the sale of VYVGART.
•Research and development expenses for the three and six months ended June 30, 2026, were $0.5 billion and $0.9 billion, respectively, compared to $0.3 billion and $0.6 billion, respectively, for the same periods in 2025. The research and development expenses mainly relate to advancing efgartigimod, empasiprubart, and adimanebart across multiple registrational studies, plus early-stage pipeline and preclinical programs.
•Selling, general and administrative expenses for the three and six months ended June 30, 2026, were $0.4 billion and $0.8 billion, respectively, compared to $0.3 billion and $0.6 billion, respectively, for the same periods in 2025. The selling, general and administrative expenses mainly relate to professional and marketing fees linked to the global commercialization of the VYVGART franchise, and personnel expenses.
Financial income for the three and six months ended June 30, 2026, was $48 million and $92 million, respectively, compared to $38 million and $76 million, respectively, for the same periods in 2025.

Income tax for the three and six months ended June 30, 2026 and 2025 is detailed below:

	Three Months Ended		Six Months Ended
	30 June,		30 June,
(in millions of $)	2026	2025	2026	2025
Current tax expense	$(128)	$(41)	$(230)	$(70)
Deferred tax benefit/(expense)	68	(1)	110	(4)
Income tax expense	$(59)	$(42)	$(119)	$(74)
Profit for the three and six-month periods ended June 30, 2026, was $0.5 billion and $0.8 billion, respectively, compared to a profit of $0.2 billion and $0.4 billion, respectively, for the same periods in 2025. The basic profit per share was $7.58 for the three months ended June 30, 2026, compared to a basic profit per share of $4.02 for the same period in 2025. The basic profit per share was $13.47 for the six months ended June 30, 2026, compared to a basic profit per share of $6.80 for the same period in 2025.
Cash flow from operating activities for the six months ended June 30, 2026 was $0.7 billion compared to a cash flow used in operating activities for the same period in 2025 of $0.4 billion.

Cash, cash equivalents and current financial assets1 consisted of $3.6 billion in cash, cash equivalents and $1.6 billion in current financial assets which totaled $5.2 billion as of June 30, 2026, compared to $3.5 billion in cash and cash equivalents and $0.9 billion in current financial assets which totaled $4.4 billion as of December 31, 2025.
EXPECTED FINANCIAL CALENDAR
•October 22, 2026: Third Quarter 2026 Financial Results and Business Update
•February 25, 2027: Full-year 2026 Financial Results and Fourth Quarter 2026 Business Update

CONFERENCE CALL DETAILS
The half-year 2026 financial results and second quarter business update will be discussed during a conference call and webcast presentation today at 2:30 PM CET/8:30 AM ET. A webcast of the live call may be accessed on the Investors section of the argenx website at argenx.com/investors.

Participants can access the conference call by dialing 800-590-8290 (United States and Canada) or 240-690-8800 (International). Country specific dial-in numbers are listed below:

Belgium	32 2290 4635
France	33 172 001717
Netherlands	31 20 795 2683
United Kingdom	44 203 393 1560
Japan	81 3 4520 9761
Switzerland	41 43 210 51 68
Use the access code 3810049 to join the call. Please dial in 15 minutes prior to the live call.

A replay of the webcast will be available on the argenx website.

About VYVGART
VYVGART® (efgartigimod alfa fcab) is a first-in-class human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. VYVGART Hytrulo® is a subcutaneous combination of efgartigimod alfa (VYVGART) and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. VYVGART is approved for generalized myasthenia gravis (gMG) and immune thrombocytopenia (Japan only). VYVGART Hytrulo is approved for gMG and chronic inflammatory demyelinating polyneuropathy (CIDP). VYVGART Hytrulo may be marketed under different proprietary names in other regions.

About argenx
argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (Regulation 596/2014).

1 A non-IFRS Alternative Performance Measure (APM). Refer to the “Alternative Performance Measures Statement” below for a reconciliation to the IFRS financial information.

Contacts:
Media:
Ben Petok
bpetok@argenx.com
Investors:
Alexandra Roy
aroy@argenx.com

Forward Looking Statements
The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the initiation, timing, progress, development and results of preclinical and clinical trials of argenx’s product candidates, including new indications, alternative dosing regimens, treatment modalities, and methods of administration, including statements regarding when results or interim analysis of the clinical trials will be available or made public; the expansion of argenx’s business, including the further development of argenx’s sales and marketing abilities and its Immunology Innovation Program, and the value of its pipeline; the potential attributes, benefits, and side effects of argenx’s products and product candidates, including new indications, alternative dosing regimens and treatment modalities, and their competitive position with respect to other alternative treatments; argenx’s ability to advance product candidates into, and successfully complete, clinical trials; argenx’s estimates of the number of patients who suffer from the diseases it is targeting and the number of patients that will enroll in its clinical trials; the demand and commercialization of argenx’s products and product candidates, including new indications, alternative dosing regimens, treatment modalities, and methods of administration, if approved; the anticipated timing or likelihood of market or regulatory decisions relating to or of argenx’s products, including new indications, alternative dosing regimens, treatment modalities, and methods of administration; the anticipated pricing and reimbursement of argenx’s products and product candidates, if approved; argenx’s plans to have various programs to help patients afford its products, including patient assistance and co-pay coupon programs for eligible patients; argenx’s ability to establish sales, marketing and distribution capabilities for any of its products and product candidates that achieve regulatory approval; argenx’s regulatory strategy and its ability to establish and maintain manufacturing arrangements for its products and product candidates; the scope and duration of protection, including any exclusivity period, argenx is able to establish and maintain for intellectual property rights covering its products and product candidates, platform and technology, including its intention to seek patent term extensions where available; argenx’s estimates regarding expenses, future revenues, cash flow, capital requirements and its needs for additional financing; argenx’s expectation that it will benefit from the Belgian innovation income deduction; argenx’s financial performance, including potential volatility in the price of its ordinary shares and American Depositary Shares; the competition argenx faces in its drug discovery, development, and commercialization efforts; the rate and degree of market acceptance of argenx’s products and product candidates, if approved, by its patients as safe, effective and cost-effective; the potential benefits of argenx’s current collaborations, including the possibility to access partner technology platforms or capabilities; argenx’s plans and ability to enter into or maintain current collaborations for additional programs or product candidates; argenx’s plans and ability to enter into or maintain current new distribution partnerships; argenx’s long-term growth strategy to develop and market additional products and product candidates, including efgartigimod for new indications, empasiprubart and adimanebart; the impact of government laws and regulations, including tariffs, export controls, sanctions and other regulations on argenx’s business; argenx’s expectations with respect to the timing and amount of any dividends (if any); argenx’s plans regarding its supply chain, including its reliance on third parties, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; regional instability and conflicts; and argenx’s business strategies, including Vision 2030, plans, projects, goals and targets and the timing, outcomes and benefits thereof. A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this press release. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Alternative Performance Measures Statement
In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, cash, cash equivalents and current financial assets.
This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most directly comparable IFRS financial information as set out below.
Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve that may be used to meet its financial obligations. Such non-IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS.
A reconciliation of the IFRS financial information to non-IFRS financial information is included below:
Cash, cash equivalents and current financial assets totaled $5.2 billion as of June 30, 2026, compared to $4.4 billion as of December 31, 2025. The balance as of the period ended June 30, 2026 consisted of $3.6 billion in cash, cash equivalents and $1.6 billion in current financial assets and the balance as of the period ended December 31, 2025 consisted of $3.5 billion in cash and cash equivalents and $0.9 billion in current financial assets.